United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On November 30th, 2017, at 09:30am, met, ordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso —Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Dan Conrado, Eduardo de Salles Bartolomeo, Eduardo Refinetti Guardia, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Sandra Maria Guerra de Azevedo and Toshiya Asahi. Mr. Luiz Gustavo Gouvêa, Vale’s Secretary of Governance, acted as Secretary. Accordingly, the following matter was unanimously resolved: “APPOINTMENT OF EXECUTIVE OFFICER — Pursuant indication of the Chief Executive Officer, as per article 20, paragraph 1 of the By-Laws, the Board of Directors approved, with assent of the Personnel Committee and the abstention of the member of the Board of Directors Mr. Eduardo de Salles Bartolomeo, the election of Mr. EDUARDO DE SALLES BARTOLOMEO, Brazilian, married, engineer, bearer of the Identity card IFP/RJ #053253845, enrolled at CPF/MF under number 845.567.307-91, with commercial address at Rua Almirante Guilhem 378, at the City of Rio de Janeiro, RJ, as Executive Officer responsible for Base Metals of Vale, in substitution of Ms. Jennifer Anne Maki. The Executive Officer elected herein for the period of 01.01.2018 to 05.26.2019 has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76). Therefore, as of 01.01.2018, the Executive Board of Vale will be constituted by the Messrs. (i) Fabio Schvartsman, as Chairman; (ii) Alexandre Gomes Pereira, as Executive Officer of Business Support; (iii) Clovis Torres Junior, as Executive Officer and General Counsel; (iv) Eduardo de Salles Bartolomeo, as Executive Officer of Base Metals; (v) Gerd Peter Poppinga, as Executive Officer of Ferrous Minerals and Coal; (vi) Luciano Siani Pires, as Executive Officer of Finance and Investor Relations; and (vii) Luiz Eduardo Fróes do Amaral Osorio, Executive Officer of Sustainability and Institutional Relations.” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, 06th December, 2017.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 06, 2017		Director of Investor Relations